

September 26, 2014

Via E-mail
Cameron D. MacDougall
Secretary
New Senior Investment Group, Inc.
1345 Avenue of the Americas
New York, New York 10105

> **Re:** **New Senior Investment Group, Inc.**
> **Supplemental Response to Registration Statement on Form 10-12B**
> **Submitted September 19, 2014**
> **File No. 001-36499**

Dear Mr. MacDougall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.2

1.	We note your response to comment 16 of our letter dated July 15, 2014 regarding the inclusion of interim financial statements of Holiday AL Holdings LP. In light of the significance of the Holiday Portfolio, please tell us and revise your disclosure under the Credit Risk section on page 97 to disclose any known adverse business developments subsequent to December 31, 2013 regarding the guarantor or master tenant that could impact their ability to satisfy their current obligations to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquiel, Staff Accountant, at (202) 551-3395 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.  Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director

Cc:    Richard B. Aftanas, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP